UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Evertec, Inc.

File No. 333-186487 - CF# 29269

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   Evertec, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 26, 2013, as amended.

   Based on representations by Evertec, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through February 6, 2023
Exhibit 10.48	through February 6, 2023
Exhibit 10.49	through February 6, 2023

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel